SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 8 hereof; and

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section.

This report is intended to be incorporated by reference into KfW’s preliminary prospectus included in KfW’s registration statement filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2015, as well as any future prospectus filed by KfW with the Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 4, 2015, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0935 (EUR 0.9145 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2015 through October 2015, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
August 2015	1.1580	1.0868
September 2015	1.1358	1.1104
October 2015	1.1437	1.0963

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2015

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2015.

The group’s total assets increased by 2.1%, or EUR 10.1 billion, from EUR 489.1 billion as of December 31, 2014 to EUR 499.2 billion as of September 30, 2015.

The group’s operating result before valuation and promotional activities amounted to EUR 1,510 million for the nine months ended September 30, 2015, compared with EUR 1,544 million for the corresponding period in 2014. The main driver for the group’s operating result before valuation and promotional activities during the nine months ended September 30, 2015 was an increase in net interest income, reflecting favorable funding conditions for KfW. The group’s operating result before valuation is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Income from the reversal of risk provisions in an amount of EUR 37 million for the nine months ended September 30, 2015, compared with expenses for risk provisions in an amount of EUR 109 million for the corresponding period in 2014;

•

Positive effects in an amount of EUR 165 million as market values of securities and equity investments increased in the nine months ended September 30, 2015, compared with positive effects of EUR 230 million for the corresponding period in 2014;

•

Net gains in an amount of EUR 187 million for the nine months ended September 30, 2015, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared with net charges in an amount of EUR 67 million for the corresponding period in 2014(1); and

•	Expenses relating to promotional activities in an amount of EUR 243 million for the nine months ended September 30, 2015, compared with EUR 267 million for the corresponding period in 2014.

The group’s consolidated result for the nine months ended September 30, 2015 amounted to EUR 1,730 million, compared with EUR 1,272 million for the corresponding period in 2014.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2015 as compared with the corresponding period in 2014.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Nine months ended September 30,		Year-to-Year
	2015	2014	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	15,368	14,401	7
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	23,246	19,319	20
Export and project finance (KfW IPEX-Bank)	16,309	12,758	28
Promotion of developing and transition countries	3,966	3,364	18
of which KfW Entwicklungsbank	3,150	2,658	19
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	816	706	16
Capital markets	738	932	-21

Total promotional business volume (1) (2)	59,492	50,668	17

(1)	Total promotional business volume for the nine months ended September 30, 2015 has been adjusted for commitments of EUR 134 million, compared to EUR 105 million for the corresponding period in 2014, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 59.5 billion for the nine months ended September 30, 2015 from EUR 50.7 billion for the corresponding period in 2014. This increase was largely driven by increases in commitments in each of KfW’s export and project finance and KfW’s Kommunal- und Privatkundenbank/Kreditinstitute business sectors.

Commitments in the Mittelstandsbank business sector increased to EUR 15.4 billion for the nine months ended September 30, 2015 from EUR 14.4 billion for the corresponding period in 2014. This development was driven by higher commitments under KfW’s general investment programs as well as increased commitments under KfW’s environmental investment programs, particularly under KfW’s Renewable Energies Program.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 23.2 billion for the nine months ended September 30, 2015 from EUR 19.3 billion for the corresponding period in 2014. This development was mainly attributable to higher commitments for housing investments, for global funding facilities to Landesförderinstitute and for infrastructure investments.

Commitments in KfW’s export and project finance business sector for the nine months ended September 30, 2015 amounted to EUR 16.3 billion, compared to EUR 12.8 billion for the corresponding period in 2014. This development was mainly attributable to increased commitments for KfW IPEX-Bank’s maritime industry sector, increased commitments for its industry and services sector, its power, renewables and water sector and its aviation and rail sector.

Commitments related to KfW’s promotion of developing and transition countries increased to EUR 4.0 billion for the nine months ended September 30, 2015 from EUR 3.4 billion for the corresponding period in 2014. This increase was driven by a rise in commitments of both KfW Entwicklungsbank and DEG.

Commitments in KfW’s capital markets business sector for the nine months ended September 30, 2015 decreased to EUR 738 million, compared to EUR 932 million for the corresponding period in 2014. This development was driven by decreased investments in KfW’s ABS (asset-backed securities) and ABCP (asset-backed commercial paper) portfolio. Investments in KfW’s green bond portfolio, which was launched in the course of 2015, amounted to EUR 254 million for the nine months ended September 30, 2015.

Sources of Funds

The volume of funding raised in the capital markets for the ten months ended October 31, 2015 totaled EUR 59.2 billion, of which 37% was raised in euro, 46% in U.S. dollar and the remainder in 11 other currencies.

Capitalization and Indebtedness of KfW Group as of September 30, 2015

(EUR in millions) (1)
Borrowings
Short-term funds	42,112
Bonds and other fixed-income securities	368,247
Other borrowings	32,507
Subordinated liabilities	300

Total borrowings	443,166

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	8,447
Reserve from the European Recovery Program (“ERP”) Special Fund	1,191
Retained earnings	11,750
Fund for general banking risks	500
Revaluation reserve	-428
Total equity	24,759

Total capitalization	467,925

(1)	Figures may not add up due to rounding.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2015, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of September 30, 2015 is not necessarily indicative of its capitalization to be recorded as of December 31, 2015.

The increase of EUR 3,161 million in total equity, which totaled EUR 24,759 million as of September 30, 2015 compared to EUR 21,598 million as of December 31, 2014, reflected (i) KfW Group’s consolidated result of EUR 1,730 million for the nine months ended September 30, 2015, (ii) an increase of EUR 1,250 million due to the conversion of the ERP Special Fund subordinated loan into equity by inclusion in KfW’s capital reserve and (iii) an increase of EUR 180 million of revaluation reserves.

In connection with the phase-in of the analogous application of banking supervisory laws to KfW, certain provisions of the European Union Capital Requirements Regulation (“CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung) that require banks to have adequate own funds (Eigenmittel) for the conduct of their business will apply to KfW by analogy with effect from January 1, 2016. KfW, however, already calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the nine months ended September 30, 2015, KfW’s total capital ratio according to article 92 of the CRR amounted to 16% and its Common Equity Tier 1 ratio amounted to 15.9% as of September 30, 2015. The increase of the total capital ratio, which amounted to 15.1% as of December 31, 2014, was mainly driven by an increase in available financial resources due to KfW Group’s consolidated result. With respect to the Common Equity Tier 1 ratio, which amounted to 14.1% as of December 31, 2014, the considerable increase of 1.8 percentage points is mainly due to the conversion of the ERP Special Fund subordinated loan into equity and due to KfW Group’s consolidated result.

Other Recent Developments

Executive Board

As already disclosed in the Annual Report on Form 18-K for the fiscal year ended December 31, 2014, Dr Edeltraud Leibrock’s tenure as member of KfW’s executive board ended on September 30, 2015. Until the appointment of a successor, the remaining board members have taken over the responsibilities of Dr Leibrock.

Special Loan Program “Refugee Accommodation”

In September 2015, KfW announced a special loan program for German municipalities that aims to promote refugee accommodation. Cities and municipalities can apply for interest-free loans from KfW to invest in new construction, conversion, renovation or acquisition of accommodations for refugees. Due to high demand, KfW has increased the program size from EUR 300 million as originally announced to a total volume of EUR 1 billion.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.2	1.1
4th quarter 2014	0.6	1.4
1st quarter 2015	0.3	1.1
2nd quarter 2015	0.4	1.6

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.4% after price, seasonal and calendar adjustments in the second quarter of 2015 compared to the first quarter of 2015. Compared to the previous quarter, the most significant contribution to GDP growth came from foreign trade. According to provisional calculations, exports of goods and services increased much more than imports, due in part to the weaker euro. In addition, the final consumption expenditure of households increased over the previous quarter, as did government final consumption expenditure. However, fixed capital formation decreased compared with the first quarter of 2015, especially in construction. Inventories also decreased markedly compared to the previous quarter.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2015 increased by 1.6% in price and calendar-adjusted terms, following an increase of 1.1% in the first quarter of 2015.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2015, press release of August 25, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/08/PE15_305_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0

In September 2015, consumer prices in Germany were on the same level as in September 2014. The inflation rate as measured by the consumer price index thus decreased to 0.0% in September 2015. The low inflation rate in September 2015 was mainly due to a 9.3% decrease in energy prices compared to September 2014. Most notably, prices for heating oil and motor fuels decreased by 27.9% and 13.8%, respectively, compared to the corresponding period in 2014. Excluding the prices of energy products, the inflation rate in September 2015 compared to September 2014 would have been 1.1%.

Food prices increased by 1.1% in September 2015 compared to September 2014. Overall, the prices of goods decreased by 1.3% in September 2015 compared to September 2014, mainly as a result of the decrease in energy prices. By contrast, prices for services increased by 1.1% in September 2015 compared to September 2014, due mainly to a 1.2% increase in net rents exclusive of heating expenses.

Compared to August 2015, the consumer price index decreased by 0.2% in September 2015. After the end of the summer holiday season, prices for package holidays and air tickets decreased by 11.7% and 3.2%, respectively. Overall, energy prices decreased by 1.7% from August 2015 to September 2015. Prices for food increased by 0.5% in September 2015 compared to August 2015.

Source: Statistisches Bundesamt, Consumer prices in September 2015: unchanged on September 2014, press release of October 13, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/10/PE15_381_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2014	4.9	5.0
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.8
January 2015	4.9	4.8
February 2015	5.3	4.8
March 2015	4.8	4.8
April 2015	4.9	4.7
May 2015	4.5	4.7
June 2015	4.6	4.6
July 2015	4.6	4.6
August 2015	4.4	4.5
September 2015	4.3	4.5

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 381,000 persons, or 0.9%, from September 2014 to September 2015. Compared to August 2015, the number of employed persons in September 2015 increased by approximately 50,000, after adjustment for seasonal fluctuations.

In September 2015, the number of unemployed persons decreased by approximately 223,000, or 11.2%, compared to September 2014. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2015 decreased by 1.1% to 1.87 million compared to August 2015.

Sources: Statistisches Bundesamt, Positive labour market trend continues in September 2015, press release of October 29, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/10/PE15_396_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to August 2015	January to August 2014
Trade in goods, including supplementary trade items	171.6	145.5
Services	-27.4	-27.9
Primary income	35.3	35.2
Secondary income	-28.5	-27.2

Current account	151.0	125.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2015: +5.0% on August 2014, press release of October 8, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/10/PE15_375_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government has forecast that the German general government surplus for full year 2015 will be 0.9% of GDP. The general government gross debt ratio is forecast to be 71.4% as of December 31, 2015, a decrease from 74.9% as of December 31, 2014.

Source: Eurostat, EDP Notification Tables, October 2015, Germany (http://ec.europa.eu/eurostat/documents/1015035/7039947/DE-2015-10.pdf).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ HORST SEISSINGER

Name: Horst Seissinger
Title: First Vice President

By:	/s/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: November 5, 2015